CONFIDENTIAL TREATMENT REQUESTED

May 15, 2018

Via EDGAR

John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tempur Sealy International, Inc.
Form 10-K for the year ended December 31, 2017
Filed March 1, 2018
File No. 1-31922

Dear Mr. Cash:

This letter sets forth the response of Tempur Sealy International, Inc. (the “Company”) to the comment letter, dated May 1, 2018, of the staff of the Division of Corporation Finance (the “Staff”) to the Company’s Form 10-K for the year ended December 31, 2017, filed March 1, 2018. In order to ease your review, we have repeated each comment in its entirety in italics in the original numbered sequences.

Form 10-K for the year ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Information, Page 38

1. We note that Adjusted Gross Profit and Adjusted Operating Income (Expense) reconciliations on pages 40 and 41 appear to present amounts comprised of several adjustments in one line item, making it difficult to fully understand the nature and amount of each non-GAAP adjustment. In future filings, please revise to separately present and quantity each material adjustment in your non-GAAP reconciliations. Alternatively, you may quantify each material adjustment in the footnotes. Refer to Item 10(e) of Regulation S-K.

Response:

In future filings, beginning with our Form 10-Q for the period ended March 31, 2018, the Company will include footnotes to separately present and quantify each material adjustment to the Adjusted Gross Profit and Adjusted Operating Income (Expense) reconciliations in the non-GAAP financial information presented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section. The following is the revised disclosure presented in our Form 10-Q for the period ended March 31, 2018 filed on May 9, 2018:

Note: CONFIDENTIAL TREATMENT REQUESTED BY TEMPUR SEALY INTERNATIONAL, INC. for the portions contained within the [*] marking under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

The following table sets forth our reported GAAP gross profit and operating income (expense) for the three months ended March 31, 2018. We had no adjustments to GAAP gross profit and operating income (expense) for the three months ended March 31, 2018.

	Three Months Ended March 31, 2018
(in millions, except percentages)	Consolidated	Margin	North America	Margin	International	Margin	Corporate
Net sales	$648.0		$485.0		$163.0		$—
Gross profit	$267.9	41.3%	$184.0	37.9%	$83.9	51.5%	$—
Operating income (expense)	$53.9	8.3%	$54.0	11.1%	$26.9	16.5%	$(27.0)

The following table sets forth the reconciliation of our reported GAAP gross profit and operating income (expense) to the calculation of adjusted gross profit and operating income (expense) for the three months ended March 31, 2017:

	Three Months Ended March 31, 2017
(in millions, except percentages)	Consolidated	Margin	North America(1)	Margin	International(2)	Margin	Corporate(3)
Net sales	$722.1		$582.3		$139.8		$—
Gross profit	$286.6	39.7%	$214.5	36.8%	$72.1	51.6%	$—
Adjustments	11.5		11.5		—		—

Adjusted gross profit	$298.1	41.3%	$226.0	38.8%	$72.1	51.6%	$—
Operating income (expense)	$59.5	8.2%	$51.4	8.8%	$25.9	18.5%	$(17.8)
Adjustments	25.9		32.4		0.8		(7.3)

Adjusted operating income (expense)	$85.4	11.8%	$83.8	14.4%	$26.7	19.1%	$(25.1)

(1)	Adjustments for the North America business segment included $32.4 million of costs related to the Mattress Firm termination. Cost of sales included $11.5 million of charges related to the write-off of customer-unique inventory and product obligations. Operating expenses included $20.9 million of charges, which included a write-off of $17.2 million for customer incentives and marketing assets, and $3.7 million of employee-related costs and professional fees.
(2)	Adjustments for the International business segment represent certain employee-related expenses.
(3)	Adjustments for Corporate represent costs related to the Mattress Firm termination. We recorded $9.3 million of benefit related to the change in estimate associated with performance-based stock compensation that is no longer probable of payout, $0.9 million of accelerated stock-based compensation expense and $1.1 million of other employee-related expenses and professional fees.

Notes to Financial Statements

Note 2 “Revision of Previously-Issued Financial Statements” – Page 63

2. You indicate that you identified errors in previously-issued financial statements associated with a Latin American subsidiary that were immaterial to each of the prior reporting periods affected. You also indicate that you have revised the prior period results in the current filing since the cumulative effect of correcting the errors in 2017 would materially misstate your 2017 financial results. Please tell us:

•	The amount, nature and cause of each error;

Note: CONFIDENTIAL TREATMENT REQUESTED BY TEMPUR SEALY INTERNATIONAL, INC. for the portions contained within the [*] marking under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

•	How and by whom each error was identified and the originating period of each error;

•	Your criteria or policy for assessing materiality of the errors, including an explanation of the quantitative and qualitative factors considered by you in concluding that these errors were not material to your financial statements for 2016, 2015 or any of the prior periods affected by these errors;

•	How you considered the identification and correction of these errors in your conclusion that your disclosure controls and procedures and internal controls over financial reporting as of the end of each related period; and

•	If the identification and correction of these errors resulted in any changes to your internal control that have materially affected, or is reasonably likely to affect materially, your internal control over financial reporting as of December 31, 2017.

Response:

During September 2017 through February 2018, the Company conducted an investigation into financial reporting improprieties at [*], the Company’s subsidiary in [*] (hereinafter referred to as “TS [*]”). The investigation commenced following the identification of unusual financial reporting trends at TS [*].

[*]

Based on the forensic investigation, there is no evidence that these errors were a result of an intentional misstatement by Management of the Company (“Management”), the Board of Directors, or a desire to manage earnings by the Company and its Management. The investigation found no involvement by any employee outside of the management team at the TS [*] subsidiary level.

[*]

As a result of the matters found in [*], the Company took important remedial actions which included the following:

•	Terminated the employment of all individuals found to have known or been involved in the [*] matter.

[*]

The Company applies considerable judgment when reaching a conclusion on the materiality of out-of-period errors (including out-of-period errors corrected by management in the current period), and is influenced by the Company’s evaluation of the needs of a reasonable person who will rely on the financial statements. To determine the impact of the out-of-period errors on the historical financial statements, the Company considers the total mix of information available, including both qualitative and quantitative considerations as well as the materiality guidelines contained within SEC Staff Accounting Bulletin (“SAB”) No. 99 and the roll-over and iron curtain assessment methods as outlined in SAB No. 108. Although there is no official threshold applied when evaluating out-of-period differences, the Company generally believes that errors, individually or in the aggregate, that are:

•	Less than five percent (5%) of pre-tax income and Adjusted EBITDA are immaterial;

•	Greater than ten percent (10%) of pre-tax income and Adjusted EBITDA are material; and

•	Between five and ten percent (5%-10%) of pre-tax income and Adjusted EBITDA are not presumed to be either material or immaterial, but must be assessed in light of other factors.

Note: CONFIDENTIAL TREATMENT REQUESTED BY TEMPUR SEALY INTERNATIONAL, INC. for the portions contained within the [*] marking under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

Materiality to historical financial statements

The Company concluded that consolidated financial statements included in its 2016 Annual Report on Form 10-K were not materially misstated based on the identification of the totality of misstatements known to impact these periods. This conclusion is supported by the qualitative and quantitative considerations noted below, which are excerpts from the Company’s documentation completed prior to the filing of the Company’s consolidated financial statements included within its 2017 Annual Report on Form 10-K.

Quantitative assessment

The following is a summary of the identified adjustments for 2014 through 2016, which form the basis of the Company’s conclusion that the financial statements appearing in its 2016 Annual Report on Form 10-K were not materially misstated. The income statement gives effect to the adjustments in the period to which the errors relate while the balance sheet reflects the cumulative errors as of each respective period-end (i.e., the presentation as if the entries were all corrected in the appropriate periods).

[*]

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (859) 455-1879 or John R. Utzschneider of Morgan, Lewis & Bockius LLP at (617) 951-8852.

Sincerely,

/s/ Bhaskar Rao

Bhaskar Rao

Executive Vice President and Chief Financial Officer

cc:	Carla McCarty, VP, Corporate Controller

Joseph Kamer, Senior Vice President and General Counsel

John R. Utzschneider, Morgan, Lewis & Bockius LLP

Note: CONFIDENTIAL TREATMENT REQUESTED BY TEMPUR SEALY INTERNATIONAL, INC. for the portions contained within the [*] marking under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.